SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                        Phoenix Gold International, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                   719068 10 8
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
                                 (212) 760-0134
            (Name, Address and Telephone Number of Person Authorized)
                     to Receive Notices and Communications)


                                    Copy to:

                               Jesse R. Meer, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 704-0100

                                November 2, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

Check the following box if a fee is being paid with this Statement: (  )

AMENDMENT NO. 3 TO SCHEDULE 13D
--------------------------                                    ------------------
CUSIP No.  719068 10 8                                        Page 2 of 10 Pages
--------------------------                                    ------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC    (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            196,484
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             196,484
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        196,484 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.67%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------


                              (Page 2 of 10 Pages)

AMENDMENT NO. 3 TO SCHEDULE 13D
--------------------------                                    ------------------
CUSIP No.  719068 10 8                                        Page 3 of 10 Pages
--------------------------                                    ------------------


--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC    (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            129,616
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             129,616
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        129,616 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.74%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------


                              (Page 3 of 10 Pages)

AMENDMENT NO. 3 TO SCHEDULE 13D
--------------------------                                    ------------------
CUSIP No.  719068 10 8                                        Page 4 of 10 Pages
--------------------------                                    ------------------


--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC    (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            84,550
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             84,550
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        84,550 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.44%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------


                              (Page 4 of 10 Pages)

Item 1.  Security and Issuer.

This amended Statement relates to shares of the Common Stock, $0.01 par value per share (the "Shares"), of Phoenix Gold International, Inc., an Oregon corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9300 Decatur Street, Portland, Oregon 97283.

Item 2.  Identity and Background.

     (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinctive entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and the Partnership-I, which are private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus, Joshua Landes and Robert Melnick are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus, Mr. Landes and Mr. Melnick are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes, and Mr. Melnick, WCM, and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

                              (Page 5 of 10 Pages)

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     In addition to the Shares owned by the Wynnefield Group, as of February 11, 1998, as reported in Amendment No. 2 to their original statement on Schedule 13D, the Wynnefield Group entities purchased the Shares shown in the following table:

      Name                     Number of Shares               Consideration Paid
      ----                     ----------------               ------------------
Partnership                          32,000                       $56,685.00
Partnership-I                        31,000                        46,867.25
Fund                                 18,100                        29,297.00

     Such Shares were paid for from the working capital of each of the Partnership and the Fund, each of which maintains an investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.


                              (Page 6 of 10 Pages)

Item 4.  Purposes of Transaction.

     Each member of the Wynnefield Group acquired the Shares reported in Item 5 below for investment purposes only. They continue to monitor the turn-around efforts of the Issuer which through the date of this Amendment they regard as inconclusive. The Wynnefield Group has and will continue to express to the Issuer's senior management and outside directors Wynnefield's concerns regarding the Issuer's business model and its implementation. The Wynnefield Group endorses management's recent appointment of two new independent directors to the Board of the Issuer. The Partnerships and the Fund reserve the right to buy additional Shares with the understanding that neither their purchases nor the exercise of their rights as stockholders to communicate with the Chairman or the outside directors are intended as "control" devices with respect to the Issuer.

     Except as set forth above, neither the Partnerships nor the Fund has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer.

     (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 410,650 Shares, the separate ownership of which is set forth in pages 2, 3 and 4 of this Statement. Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the three entities referred to as the Wynnefield Group. However, Mr. Obus, Mr. Landes and Mr. Melnick, as stated below, disclaim any beneficial ownership of


                              (Page 7 of 10 Pages)
such Shares. The Shares owned by the entities comprising the Wynnefield Group represent approximately 11.85% of the outstanding Shares of the Issuer, based on the 3,464,745 Shares reported by as outstanding on June 30, 1998.

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus, Mr. Landes and Mr. Melnick disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the 410,650 Shares owned by the entities comprising the Wynnefield Group.

     (c) Since February 11, 1998 (the last reported date of purchases as shown in Amendment No. 2 to the original statement on Schedule 13D), the Partnerships and the Fund made the following purchases:

                                                                 Purchase
                       Identity of            No. of             Price Per
     Date              Purchaser              Shares              Share
     ----              ---------              ------              -----

July 1, 1998          Partnership              5,000              $2.5625
July 27, 1998         Partnership              2,000               2.5625
August 12, 1998       Partnership              5,000               2.3125
October 28, 1998      Partnership              5,000               1.4350
October 29, 1998      Partnership              4,000               1.3725
November 2, 1998      Partnership             11,000               1.3200


                              (Page 8 of 10 Pages)

                                                                 Purchase
                       Identity of            No. of             Price Per
     Date              Purchaser              Shares              Share
     ----              ---------              ------              -----

July 27, 1998        Partnership-I             2,000              $2.5750
September 28, 1998   Partnership-I             5,000               1.8175
October 12, 1998     Partnership-I             1,100               1.4052
October 22, 1998     Partnership-I             2,900               1.3186
October 28, 1998     Partnership-I             5,000               1.4400
October 29, 1998     Partnership-I             4,000               1.3788
November 2, 1998     Partnership-I            11,000               1.3223

July 27, 1998            Fund                  1,000              $2.5625
August 26, 1998          Fund                  5,000               2.0625
October 28, 1998         Fund                  3,000               1.4350
October 29, 1998         Fund                  2,000               1.3725
November 2, 1998         Fund                  7,100               1.3200


     (d) Each of the entities comprising the Wynnefield Group, as owners of the Shares covered by this Statement, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees


                              (Page 9 of 10 Pages)
of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  November 20, 1998

                                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                                    WYNNEFIELD PARTNER SMALL CAP VALUE, L.P. I

                                    By Wynnefield Capital Management, LLC,
                                         General Partner

                                    By:    /s/ Nelson Obus
                                           ---------------------------------
                                           Nelson Obus, Managing Member

                                    WYNNEFIELD SMALL CAP VALUE OFFSHORE
                                        FUND, LTD.

                                    By: Wynnefield Capital, Inc.

                                           /s//Nelson Obus
                                           ---------------------------------
                                           Nelson Obus, President


                              (Page 10 of 10 Pages)